



INVESTOR MEETING 2014

SANTA CLARA NOVEMBER 20













intel

INVESTOR MEETING 2014

Stacy Smith

Executive Vice President

Chief Financial Officer

Industry Definitions

MOORE'S LAW: The observation that, over the history of computing hardware, the number of transistors in a dense integrated circuit doubles approximately every two years.

METCALFE'S LAW: States that the value of a telecommunications network is proportional to the square of the number of connected users of the system (n2).

SIMPSON'S PARADOX: A paradox in probability and statistics, in which a trend that appears in different groups of data disappears when these groups are combined.

JEVON'S PARADOX: The proposition that as technology progresses, the increase in efficiency with which a resource is used tends to increase (rather than decrease) the rate of consumption of that resource.

STACY'S SHROUD: The art of using poetry to hide deep insight in plain sight. A more creative form than the Greenspan Garble.

2014 Investor Meeting

Haiku

Cloud forms, data shines

Transistor density sprouts

Client growth blossoms





STACY'S SHROUD: *[stey-sees shroud]*

1. The number of haiku's double every Investor Meeting
2. The second haiku is the one that is likely to get you in trouble with the boss



2014 Investor Meeting

Haiku

Big Drones, cool robots

Intelligence on the edge

BK Spawns Skynet



Key Messages

Return to growth in 2014

IP and Manufacturing leadership are increasingly valuable advantages

Exquisitely positioned to benefit from cloud and big data

We are investing in our business and returning cash to shareholders

2014 Outlook: Financial Growth

Full Year Revenue at $55.8B	Up 6% from 2013
Full Year Gross Margin at 63%	Up ~3 pts from 2013
YTD Operating Profit at $10.9B	Up 25% from 2013
YTD EPS at $1.58	Up 15% from 2013

*The 2014 forecast is based on Q1-Q3'14 actuals plus the midpoint of the Q4'14 forecast.
Forecast range is based on current expectations and is subject to change without notice
Source: Intel

Intel Revenue


$B
$75
$50
$25
$0
2008
2009
2010
2011
2012
2013
2014F

*The 2014 forecast is based on Q1-Q3'14 actuals plus the midpoint of the Q4'14 forecast.
Forecast range is based on current expectations and is subject to change without notice
Source: Intel

Our Competitive Advantage 1: IP

Key Segments of Our Business

Our Competitive Advantage 2: Manufacturing

Cash and Shareholder Return

R&D Scale


R&D Spending relative to the semiconductor industry
Five year history (FY2009 – FY2013)
Intel investing at
2.5x to 10x
the industry players
$40B
$0
2013
2012
2011
2010
2009
Intel
Qualcomm
Broadcom
Texas Instruments
AMD
TSMC
Applied Materials
Marvell
NVIDIA
Micron
Freescale

Source: CapitalIQ

Number of suppliers declining across key IP blocks


WWAN
Key suppliers with complete modem stack (2G, 3G, and 4G)
Exited or exit announced
Complete modem stack
18
TI
Freescale
Icera
NEC
Intel Xscale
STMicro
Ericsson
NXP
Si Labs
MediaTek
Analog Devices
Motorola
LSI
Infineon
Nokia
Renesas
Broadcom
Qualcomm
7
Broadcom
HiSilicon
Samsung
Marvell
Mediatek
Intel
Qualcomm
2006
2014


Graphics
Key suppliers of graphics units
LP only
Both
16
XGI
Matrox
SiS
VIA
3Dlabs
DMP
Fujitsu
Takumi
Broadcom
Vivante
Falanx
Imagination
BitBoys
ATI
Nvidia
Intel
7
Vivante
ARM
Imagination
Qualcomm
AMD
Nvidia
Intel
2006
2014


Wireless connectivity
Key suppliers of WiFi, BT and GPS Si
Exited or exit announced
Partial components only
Full connectivity suite
25
Seiko Epson
GloNav
U-Nav
Global Locate
CPS
NordNav
SiRF
Renesas
Mitsumi
Murata
Toshiba
RF Micro Devices
NXP
Infineon
CSR
Qualcomm
RealTek
Railink
Atheros
Airgo
Intel
Marvell
Broadcom
TI
STMicro
16
CSR
TI
Seiko Epson
Renesas
Mitsumi
Murata
Samsung
Toshiba
Realtek
Spreadtrum/RDA
Intel
Marvell
MediaTek
Qualcomm
Broadcom
STMicro
2006
2014

Note: Excludes vendors with low volumes and WWAN excludes LTE vendors with LTE data stack only (e.g., 'WWAN' excludes Spreadtrum, Nvidia, GCT, Altair and Sequans; 'Graphics' excludes VIA, Takumi, DMP and Broadcom)
Source: Company websites, press releases, literature search, and analyst reports

Cross-platform IP sharing and innovation


PC – Haswell GT3e
Intel integrated GPU
IA CPU (Core)
SA, I/O, Etc.
Cache (SRAM)
PCIE
Memory Controller
Embedded DRAM
Co-packaged
DRAM
PCH¹
EC²
USB
Display
Audio
Security
WiFi
BT
WWAN
Segment Specific IP
PC IP Reuse
Mobile IP Reuse
Server - Intel® Xeon® E5-2600 V3
ECC³
Memory Controller
IA CPU (Core)
Cache (SRAM)
IA CPU (Core)
IA CPU (Core)
Cache (SRAM)
IA CPU (Core)
QPI⁴
QPI⁴
PCIE
Unicore I/O
DRAM
PCH
EC
USB
Display
Audio
Security
40G Ethernet
Mobile – Bay Trail SoC
I/O
Intel integrated GPU
Security
Display
Camera
Audio
IA CPU (Atom)⁵ incl. Cache
USB
I/O
Memory Controller
DRAM
WiFi
BT
WWAN

Note: 1PCH – Platform Controller Hub; 2EC – Ethernet Controller; 3ECC – Error Correcting Code memory; 4QPI – QuickPath Interconnect; 5Baytrail SoC sharing Core IP with Avoton microserver
Source: Intel

Shared costs are a large portion of Intel R&D



~$11B
Intel R&D (2014)
100%
75%
50%
25%
0%
Other
IoT
MCG
PCCG / DCG
Shared Platform Investments:
Connectivity, WWAN, Graphics IP, etc.
Foundational Investments:
Process Development,
CPU & Core Design,
SOC Integration,
Validation & Testing



Note: Shared platforms include PC, Server and Mobile

Our Competitive Advantage 1: IP

Key Segments of Our Business

Our Competitive Advantage 2: Manufacturing

Cash and Shareholder Return

DATA CENTER GROUP



PC CLIENT GROUP



MOBILE AND COMMUNICATIONS GROUP



IoT GROUP



WIND RIVER

SOFTWARE AND SERVICES GROUP

intel Security

ALL OTHER



Data Center Group

2013 vs. 2014 Forecast


DCG Financials
$Billion
18
15
12
9
6
3
0
Revenue
OM $
2013
2014F

2014 PERFORMANCE

~$14.1B of Revenue:
Up ~16% YoY

~$7.0B Operating margin:
Up ~26% YoY
~50% of revenue

*Forecast is based on current expectations and is subject to change without notice
Source: Intel


Cloud + Big Data=
BIG DEAL
>20%
Growth YoY in non-enterprise market segment
Tech Compute
Telco SP
Cloud SP
Enterprise
Tech Compute
Telco SP
Cloud SP
Enterprise
2013
2014F
*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Data Center Expectations

DATA CENTER GROUP



YoY Revenue growth >15% in 2015

Operating Profit to grow faster than revenue

*Forecast is based on current expectations and is subject to change without notice
Source: Intel


DATA CENTER GROUP
PC CLIENT GROUP
MOBILE AND COMMUNICATIONS GROUP
IoT GROUP
WIND RIVER
SOFTWARE AND SERVICES GROUP
intel Security
ALL OTHER

PC Client Group & Mobile and Communications Group

2013 vs. 2014 Forecast



PCCG Financials
$B
Revenue
OM $
$35
$25
$15
$5
-$5
2013
2014F



MCG Financials
$B
Revenue
OM $
$35
$25
$15
$5
-$5
2013
2014F

*Forecast is based on current expectations and is subject to change without notice

Source: Intel

PC Unit Trend: SOM



PC Annual Unit SOM (excluding netbooks)
Mu
YoY Growth
PC Platform SOM
YoY Growth
20%
10%
0%
-10%
-20%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014F

Units are growing. PC up ~9%

*Platform includes both CPU and chipset and excludes netbook
Forecast is based on current expectations and is subject to change without notice
Source: Intel

PC Platform* ASP


$
0
2007
2008
2009
2010
2011
2012
2013
2014F

*Platform includes both CPU and chipset and excludes netbook
Forecast is based on current expectations and is subject to change without notice
Source: Intel

PC Platform* Cost



$
0
2007
2008
2009
2010
2011
2012
2013
2014F

*Platform includes both CPU and chipset and excludes netbook
Forecast is based on current expectations and is subject to change without notice
Source: Intel

PC Platform* ASP and Cost


$
0
2007
2008
2009
2010
2011
2012
2013
2014F

*Platform includes both CPU and chipset and excludes netbook
Forecast is based on current expectations and is subject to change without notice
Source: Intel

Segmented Costs to Compete Across Segments

*Platform Costs**


Performance
Mainstream
Value
Last Year IM FORECAST
08 09 10 11 12 13 14
Old
Forecast

*Platform includes both CPU and Chipset components
Forecast is based on current expectations and is subject to change without notice
Source: Intel

Segmented Costs to Compete Across Segments

*Platform Costs**


Performance
Mainstream
Value
2014
UPDATED
08 09 10 11 12 13 14 14
Old New
Forecast

*Platform includes both CPU and Chipset components
Forecast is based on current expectations and is subject to change without notice
Source: Intel

Segmented Costs to Compete Across Segments

*Platform Costs**


Performance
Mainstream
Value
2015
FORECAST
2015
FORECAST
2015
FORECAST
08 09 10 11 12 13 14 14 15
Old New
Forecast
08 09 10 11 12 13 14 14 15
Old New
Forecast
08 09 10 11 12 13 14 14 15
Old New
Forecast

*Platform includes both CPU and Chipset components
Forecast is based on current expectations and is subject to change without notice
Source: Intel

2015 14nm Ramp: Broadwell Cost Curve



Broadwell
Broadwell
Q1 '15
Q2 '15
Q3 '15
Q4 '15

Forecast is based on current expectations and is subject to change without notice. Source: Intel

14nm vs. 22nm Cost Curve Comparison



Broadwell
Ivy Bridge
Haswell
Broadwell Q1 '15 Q2 '15 Q3 '15 Q4 '15
Ivy Bridge Q2 '12 Q3 '12 Q4 '12 Q1 '13
Haswell Q3 '13 Q4 '13 Q1 '14 Q2 '14

Timing adjusted for volume ramp + 1 quarter. Volume ramp defined as the first quarter shipments exceed 1Mu

Forecast is based on current expectations and is subject to change without notice. Source: Intel

PC Segmentation

YoY Growth 5%

intel inside CORE i7 | intel inside CORE i5 | intel inside CORE i3 | intel inside CORE m

Core Mix Ramp over 2014F


Mu
i7
i5
i3
Q1 '14
Q2 '14
Q3 '14
Q4 '14F

YoY Growth 14%

intel inside CELERON* | intel inside PENTIUM*

Bay Trail % of Celeron and Pentium Client


75%
50%
25%
0%
Q1 '14
Q2 '14
Q3 '14
Q4 '14F

*Platform includes both CPU and chipset.
Forecast is based on current expectations and is subject to change without notice
Source: Intel

Extending the Cost Curve in Client

Lowest PC Client Platform Cost


$
0
Sandy Bridge Celeron
~40%
Bay Trail Celeron
~30%
Bay Trail Celeron
2013
2014
Forecast
2015
Forecast

*Platform includes both CPU and chipset .
Forecast is based on current expectations and is subject to change without notice
Source: Intel

Multi-Comms

Revenue $M


LTE
3G
LTE
3G
2014
Forecast
2015
Forecast

CUSTOMERS

SAMSUNG
lenovo
ASUS®
DELL

Other names and brands may be claimed as the property of others.
*Forecast is based on current expectations and is subject to change without notice
Source: Intel

PC and Tablet Unit Trend: SOM


Annual Unit SOM (excluding netbooks)
Mu
PC
Tablet
2010
2011
2012
2013
2014F

*Platform includes both CPU and chipset and excludes netbook
Forecast is based on current expectations and is subject to change without notice
Source: Intel

PC and Tablet Unit Trend: SOM YoY Growth



Annual Unit SOM (excluding netbooks)
Mu
YoY Growth
PC
Tablet
YoY Growth
20%
10%
0%
-5%
2010
2011
2012
2013
2014F

*Platform includes both CPU and chipset and excludes netbook
Forecast is based on current expectations and is subject to change without notice
Source: Intel

PC and Tablet Unit Trend: MSS



Annual Unit MSS (excluding netbooks)
MSS
100%
75%
50%
25%
0%
2010
2011
2012
2013
2014F

*Platform includes both CPU and chipset and excludes netbook
Forecast is based on current expectations and is subject to change without notice
Source: Intel

2014 Tablet Progress

Performance



Bay Trail
BOM Delta: >$15



Bay Trail Entry
Cost: ~90% of Bay Trail
BOM Delta: ~$8



Clover Trail +
Cost: ~40% of Bay Trail
BOM Delta: >$15

Entry

On track to ship 40M

Designs – across Android, Windows and Chrome

Enabled the China Tech ecosystem

*Forecast is based on current expectations and is subject to change without notice
Source: Intel Internal Roadmap
Cost is defined as full kit cost

2015 Introducing New Products for Value and Entry

2014	2015	
Bay Trail	**SoFIA LTE**	**SoFIA 3G**
		
BOM Delta: >$15	Cost: ~40% of Bay Trail BOM Delta: ~$0	Cost: ~25% of Bay Trail BOM Delta: ~$0

*Forecast is based on current expectations and is subject to change without notice
Source: Intel Internal Roadmap
Cost is defined as full kit cost

MCG R&D Breakout
Unique vs. Shared Investment



~$11B
Intel R&D (2014)
100%
75%
50%
25%
0%
Other
IoT
MCG
PCCG / DCG
Shared Platform Investments:
Connectivity, WWAN, Graphics IP, etc.
Foundational Investments:
Process Development,
CPU & Core Design,
SOC Integration,
Validation & Testing
MCG R&D Spending
Phone Spend
Tablet Spend
Shared Investment and
Foundational Investments
100%
50%
0%

*The 2014 forecast is based on Q1-Q3'14 actuals plus the midpoint of the Q4'14 forecast.
Forecast range is based on current expectations and is subject to change without notice
Source: Intel

PCCG & MCG 2015 Expectations

PC CLIENT GROUP



~ Flat Units and
Revenue slightly down

COGS higher:
10nm start-up costs and elevated Broadwell costs in 1H '15, better in 2H '15

MOBILE AND COMMUNICATIONS GROUP



Ramping LTE

SoFIA in value and entry

Operating margin improvement ~$800M

*Forecast is based on current expectations and is subject to change without notice
Source: Intel Internal Roadmap

DATA CENTER GROUP



PC CLIENT GROUP



MOBILE AND COMMUNICATIONS GROUP



IoT GROUP

WIND RIVER

SOFTWARE AND SERVICES GROUP

intel Security

ALL OTHER





Internet of Things Group

2013 vs. 2014 Forecast


IOTG
Revenue
OM $
$2B
$0
2013
2014F

2014 PERFORMANCE

~$2.1B of Revenue:

Up ~18% YoY

~$0.6B Operating margin:

~26% of rev

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Internet of Things Group



Revenue/Design Win Mapping
Revenue
Design Win $
$2B
$0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014F



2014 PERFORMANCE

Design win momentum continues across all segments

2015: Expect uptick in growth

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Software & Services operating segment
2013 vs. 2014 Forecast


Software and Services Financials
Revenue
OM $
$2B
$0
2013
2014F

2014 PERFORMANCE

~$2.3B of Revenue:
Up ~3% YoY

~$0.1B Operating margin:
~5% of rev

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Non-Volatile Memory Solutions Group


Revenue $
$2B
$0
2008
2009
2010
2011
2012
2013
2014F


Operating Profit $
$0
2008
2009
2010
2011
2012
2013
2014F

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Our Competitive Advantage 1: IP

Key Segments of Our Business

Our Competitive Advantage 2: Manufacturing

Cash and Shareholder Return

Cost Reduction On Track



$/mm²
Normalized Capital Growth ($/mm²)
100
10
1
0.13 um
90 nm
65 nm
45 nm
32 nm
22 nm
14 nm
10 nm*
X
mm²/transistor
Normalized Area/Transistor Growth (mm²/transistor)
1
0.1
0.01
0.13 um
90 nm
65 nm
45 nm
32 nm
22 nm
14 nm
10 nm*
=
$/transistor
Normalized Cost per Transistor ($/transistor)
1
0.1
0.01
0.13 um
90 nm
65 nm
45 nm
32 nm
22 nm
14 nm
10 nm*
7 nm*

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Capex by Peak Wafer Start By Generation


$
Ku
Equip Capex / Peak Wafer Starts per Week
w/o Additional Reuse
Peak WS
Capex / Peak wafer starts per week
Peak wafer starts per week
0
0
65nm
45nm
32nm
22nm
14nm
Forecast

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Weighted Average Die Size

*Platform**



mm²
0
2008
2009
2010
2011
2012
2013
2014
Forecast
2015
Forecast

Forecast is based on current expectations and is subject to change without notice
Sources: Intel
*Platform includes CPU and chipset

The Broadwell Advantage

HASWELL 2 X 2 (22nm)

960M
Transistors





1.3B
Transistors

37%
Smaller

BROADWELL 2 X 2 (14nm)

14nm Delivers Cost AND Performance Benefits:

SUB 5 WATT enables fanless designs

Up to 40% higher 3D graphics performance[1]

[1] Intel® Core™ M-5Y70 processor compared to Intel® Core™ i5-4302Y processor

Capacity & Loadings



2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014 F
Total Loadings
Total Equip Capacity
Linear (Total Equip Capacity)

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

So hold on there Tex ……

Can you tell me again why it takes $11B of Capex to run your business?

2014 Capex Breakout


450mm
Non-Manufacturing
Development
Capacity
~$7.3B

*The 2014 forecast is based on Q1-Q3'14 actuals plus the midpoint of the Q4'14 forecast.
Forecast range is based on current expectations and is subject to change without notice
Source: Intel

Capital Trends: 2011 – 2014F


$11B
450mm
Non-Manufacturing
Development
Capacity
2011
2012
2013
2014
Forecast

*The 2014 forecast is based on Q1-Q3'14 actuals plus the midpoint of the Q4'14 forecast.
Forecast range is based on current expectations and is subject to change without notice
Source: Intel

Capital Trends: 2011 – 2015F


$11B
450mm
Non-Manufacturing
Development
Capacity
2015
Capital Spending
Range
$10.5B
(+/- $500M)
2011
2012
2013
2014
Forecast

*The 2014 forecast is based on Q1-Q3'14 actuals plus the midpoint of the Q4'14 forecast.
Forecast range is based on current expectations and is subject to change without notice
Source: Intel

So hold on there Tex (part 2)…

Even at $7B - $8B of CapEx, won’t the increase in depreciation lower your Gross Margins?

Depreciation Trends


COS Depreciation as a
% of Revenue
20%
15
10
5
0
03
04
05
06
07
08
09
10
11
12
13
14
15
Forecast


COS Depreciation as a
% of Total Cost of Sales
40%
30
20
10
0
03
04
05
06
07
08
09
10
11
12
13
14
15
Forecast

Sources: Intel
Forecast is based on current expectations and is subject to change without notice

Napkin Math


$7.8B / .32 = $24B CO
$56B (FLAT)
- $24B COS
$32B
57% GM
FLAT REVENUE
$7.8B / .32 = $24B C
$59B (5% GROWTH)
- $24B COS
$35B
59% GM
+5 REVENUE
$7.8B / .32 = $24B COS
$62B (10% GROWTH)
- $24B COS
$38B
61% GM
10% REVENUE

For illustrative purposes only, not a forecast.

Gross Margins


2015
Forecast Range
60%- 64%
Gross Margin % Annual 2004-2015
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Forecast

*The 2014 forecast is based on Q1-Q3'14 actuals plus the midpoint of the Q4'14 forecast.
Forecast range is based on current expectations and is subject to change without notice
Source: Intel

Si technology is becoming rare

Number of players with a leading edge fab


25
Mitsubishi
Sanyo
Rohm
ON
Hitachi
Atmel
ADI
Sharp
Cypress
Sony
Infineon
TI
Toshiba
Freescale
SMIC
Renesas
Fujitsu
Panasonic
UMC
ST-M
IBM
AMD
Samsung
TSMC
Intel
18
Sharp
Cypress
Sony
Infineon
TI
Toshiba
Freescale
SMIC
Renesas
Fujitsu
Panasonic
UMC
ST-M
IBM
AMD
Samsung
TSMC
Intel
13
TI
Toshiba
SMIC
Renesas
Fujitsu
Panasonic
UMC
ST-M
IBM
GF
Samsung
TSMC
Intel
13
TI
Toshiba
SMIC
Renesas
Fujitsu
Panasonic
UMC
ST-M
IBM
GF
Samsung
TSMC
Intel
8
Panasonic
UMC
ST-M
IBM
GF
Samsung
TSMC
Intel
5
IBM
GF
Samsung
TSMC
Intel
4
GF
Samsung
TSMC
Intel
02-'03
(130nm)
04-'06
(90nm)
06-'08
(65nm)
08-'12
(45/40nm)
10-'12
(32/28nm)
12-'14
(22/20nm)
14-'15
(16/14nm)

Note: IBM Fabs are currently getting acquired by Global Foundries
Source: Analyst reports; company information

Our Competitive Advantage 1: IP

Key Segments of Our Business

Our Competitive Advantage 2: Manufacturing

Cash and Shareholder Return

Strong Cash Generation



Cash from Operations
$B
$25
$0
2009
2010
2011
2012
2013
2014F



Free Cash Flow
$B
$15
$0
2009
2010
2011
2012
2013
2014F

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Investing and Returning Cash to Shareholders

First: **Invest in our business**

Second: **Dividend**

Third: **Share Repurchases**

Investing and Returning Cash to Shareholders



250 $B
200
150
100
50
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Q3 2014
Dividend
Share Repurchase
R & D
Capital Expenditure

Dividend and Share Repurchases
$98B since 2004

R & D and Capital Expenditure
$153B since 2004

Source: Intel

Announcing Dividend Increase Starting in Q1 '15



Dividend/Share
2015
Dividend / Share
Increase
$0.06
$0.90
$0.96
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Forecast

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Buyback History
(Q1 '04 to Q3 '14)

Dilutive Shares


Billion Shares
7
5
3
Q1'04
Q1'05
Q1'06
Q1'07
Q1'08
Q1'09
Q1'10
Q1'11
Q1'12
Q1'13
Q1'14

Buyback program in place since 1990

Returned ~$98B cash and repurchased 4.6B shares from inception

Last 5 years returned $29B in cash and repurchased 1.2B shares

Source: Intel

Putting It All Together

2015 Full Year Outlook

Revenue Growth in the Mid Single Digits

Gross Margin at 62% (+/- 2 points)

Spending at $20B (+/- $400M)
Spending as a Percent of Revenue Down

Capital Spending at $10.5B (+/- $500M)

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Key Messages

Return to growth in 2014

IP and Manufacturing leadership are increasingly valuable advantages

Exquisitely positioned to benefit from cloud and big data

We are investing in our business and returning cash to shareholders







INVESTOR MEETING 2014

Q&A







INVESTOR MEETING 2014

SANTA CLARA NOVEMBER 20





Legal Disclaimers

Software and workloads used in performance tests may have been optimized for performance only on Intel microprocessors. Performance tests, such as SYSmark and MobileMark, are measured using specific computer systems, components, software, operations and functions. Any change to any of those factors may cause the results to vary. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases, including the performance of that product when combined with other products.

All dates, forecasts and products specified in this presentation are subject to change without notice. This presentation will not be updated to reflect any such changes.

Risk Factors

The statements in the presentations and other commentary that refer to plans and expectations for the fourth quarter, the year and the future are forward-looking statements that involve a number of risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "should" and their variations identify forward-looking statements. Statements that refer to or are based on projections, uncertain events or assumptions also identify forward-looking statements. Many factors could affect Intel's actual results, and variances from Intel's current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Intel presently considers the following to be important factors that could cause actual results to differ materially from the company's expectations.

- Demand for Intel's products is highly variable and could differ from Intel's expectations due to factors including changes in the business and economic conditions; consumer confidence or income levels; customer acceptance of Intel's and competitors' products; competitive and pricing pressures, including actions taken by competitors; supply constraints and other disruptions affecting customers; changes in customer order patterns including order cancellations; and changes in the level of inventory at customers.
- Intel's gross margin percentage could vary significantly from expectations based on capacity utilization; variations in inventory valuation, including variations related to the timing of qualifying products for sale; changes in revenue levels; segment product mix; the timing and execution of the manufacturing ramp and associated costs; excess or obsolete inventory; changes in unit costs; defects or disruptions in the supply of materials or resources; and product manufacturing quality/yields. Variations in gross margin may also be caused by the timing of Intel product introductions and related expenses, including marketing expenses, and Intel's ability to respond quickly to technological developments and to introduce new features into existing products, which may result in restructuring and asset impairment charges.
- Intel operates in highly competitive industries and its operations have high costs that are either fixed or difficult to reduce in the short term.
- The declaration and rate of dividend payments and the amount and timing of Intel's stock buyback program are at the discretion of Intel's board of directors, and plans for future dividends and stock buy backs and could be affected by changes in Intel's priorities for the use of cash, such as operational spending, capital spending, acquisitions, and because of changes to Intel's cash flows and changes in tax laws.
- Intel's expected tax rate is based on current tax law and current expected income and may be affected by the jurisdictions in which profits are determined to be earned and taxed; changes in the estimates of credits, benefits and deductions; the resolution of issues arising from tax audits with various authorities, including payment of interest and penalties; and the ability to realize deferred tax assets.
- Gains or losses from equity securities and interest and other could vary from expectations depending on gains or losses on the sale, exchange, change in the fair value or impairments of debt and equity investments; interest rates; cash balances; and changes in fair value of derivative instruments.
- Intel's results could be affected by adverse economic, social, political and physical/infrastructure conditions in countries where Intel, its customers or its suppliers operate, including military conflict and other security risks, natural disasters, infrastructure disruptions, health concerns and fluctuations in currency exchange rates.
- Intel's results could be affected by the timing of closing of acquisitions, divestitures and other significant transactions.
- Intel's results could be affected by adverse effects associated with product defects and errata (deviations from published specifications), and by litigation or regulatory matters involving intellectual property, stockholder, consumer, antitrust, disclosure and other issues. An unfavorable ruling could include monetary damages or an injunction prohibiting Intel from manufacturing or selling one or more products, precluding particular business practices, impacting Intel's ability to design its products, or requiring other remedies such as compulsory licensing of intellectual property.

A detailed discussion of these and other factors that could affect Intel's results is included in Intel's SEC filings, including the company's most recent Form 10-Q, Form 10-K and earnings release.